UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

VIVID SEATS INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	92854T 118
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Stanley Chia

Chief Executive Officer

111 N. Canal Street

Suite 800

Chicago, Illinois 60606

(312) 291-9966

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Bradley C. Faris

Owen J.D. Alexander

Scott W. Westhoff

Latham & Watkins LLP

330 N. Wabash Avenue, Suite 2800

Chicago, Illinois 60611

Tel: (312) 876-7700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Vivid Seats Inc., a Delaware corporation (the “Company,” “us” or “we”), with the Securities and Exchange Commission (the “SEC) on May 26, 2022 (as amended, the “Schedule TO”) relating to the Company’s offer to each holder of its public warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.240 shares of Class A Common Stock in exchange for every outstanding public warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated May 26, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A) to this Amendment, and in the related Letter of Transmittal and Consent, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Concurrently with the Offer, we solicited consents (the “Consent Solicitation”) from holders of the public warrants to amend the Amended and Restated Warrant Agreement (the “Warrant Amendment”), dated as of October 14, 2021, by and between Horizon Acquisition Corporation, the Company’s predecessor (“Horizon”), and Continental Stock Transfer & Trust Company, as warrant agent (the “Amended and Restated Warrant Agreement”), to permit the Company to require that each public warrant that is outstanding upon the closing of the Offer be converted into 0.213 shares of Class A Common Stock, which is a ratio 12.7% less than the exchange ratio applicable to the Offer.

The purpose of this Amendment is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated June 28, 2022, which forms a part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on June 28, 2022 and (b) a press release issued by the Company on June 30, 2022, announcing the results of the Offer and the effectiveness of the Registration Statement.

Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent remains unchanged. This Amendment should be read with the Schedule TO, the Prospectus/Offer to Exchange and the Letter of Transmittal and Consent.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Daylight time, on June 29, 2022. The Company has been advised that 11,366,727 public warrants (including 35,552 public warrants tendered through guaranteed delivery), or approximately 62.7% of the outstanding public warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before July 5, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 62.7% of the outstanding public warrants to the Warrant Amendment. Because the Warrant Amendment required the consent of holders of at least 65% of the outstanding public warrants, the Warrant Amendment will not go into effect.

On June 30, 2022, the Company issued a press release announcing the final results of the Offer as set forth above. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on June 28, 2022).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)(A)	Press Release, dated May 26, 2022 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on May 26, 2022).

(a)(5)(B)	Press Release, dated June 30, 2022 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by the Company on June 30, 2022).

(b)	Not applicable.

(d)(i)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(ii)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(iii)	Specimen Class A Common Stock Certificate of Vivid Seats, Inc. (incorporated by reference to Exhibit 4.2 to Vivid Seats Inc.’s Form 10-K, filed with the SEC on March 15, 2022).

(d)(iv)	Specimen Warrant Certificate of Vivid Seats. Inc. (incorporated by reference to Exhibit 4.3 to Vivid Seats Inc.’s Form 10-K, filed with the SEC on March 15, 2022).

(d)(v)	Amended and Restated Warrant Agreement, dated October 14, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.7 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(vi)	Private Warrant Agreement, dated October 15, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.8 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(vii)	Private Warrant Agreement, dated October 15, 2021, between Continental Stock Transfer & Trust Company and Horizon Acquisition Corporation (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(viii)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(ix)	Form of Non-Employee Director Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(x)	Form of Stock Option Grant Notice and Stock Option Agreement (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).

(d)(xi)	Employment Agreement, dated August 9, 2021, by and among Stanley Chia, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xii)	Class E Securities Agreement, dated November 5, 2018, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xiii)	Class B Securities Agreement, dated September 1, 2020, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).

(d)(xiv)	First Amendment to Class E Securities Agreement, dated November 5, 2018, by and between Stanley Chia and Hoya Topco, LLC, and Class B Securities Agreement, dated September 1, 2020, by and between Stanley Chia and Hoya Topco, LLC (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xv)	Employment Agreement, dated August 9, 2021, by and among Lawrence Fey, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xvi)	Employment and Restrictive Covenants Agreement, dated April 1, 2020, by and between Lawrence Fey and Vivid Seats LLC (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xvii)	Class D Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xviii)	Class B Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xix)	First Amendment to Class D Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC, and Class B Securities Agreement, dated September 1, 2020, by and between Lawrence Fey and Hoya Topco, LLC (incorporated by reference to Exhibit 10.22 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xx)	Employment Agreement, dated August 9, 2021, by and among Jon Wagner, the Company and Vivid Seats, LLC (incorporated by reference to Exhibit 10.23 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xxi)	Employment and Restrictive Covenants Agreement, dated December 12, 2018, by and between Jon Wagner and Vivid Seats LLC (incorporated by reference to Exhibit 10.24 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xxii)	Class D Securities Agreement, dated December 17, 2018, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xxiii)	Class B Securities Agreement, dated September 1, 2020, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xxiv)	Class D Securities Agreement, dated September 1, 2020, by and between Jon Wagner and Hoya Topco, LLC (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-4 (File No. 333-256575)).
(d)(xxv)	Vivid Seats Inc. 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).
(d)(xxvi)	Vivid Seats Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-260332)).
(d)(xxvii)	Private Placement Warrants Purchase Agreement, dated August 20, 2020, between Horizon Acquisition Corporation and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.1 to Horizon Acquisition Corporation’s Form 8-K, filed with the SEC on August 26, 2020).
(d)(xxviii)	Form of Dealer Manager Agreement (incorporated by reference to Exhibit 10.38 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).
(d)(xxix)	Stockholders’ Agreement, dated October 18, 2021, by and among the Company, Hoya Topco, LLC and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC on October 22, 2021)
(d)(xxx)	Amended and Restated Registration Rights Agreement, dated October 18, 2021, by and among the Company, Hoya Topco, LLC and Horizon Sponsor, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).
(d)(xxxi)	Sponsor Agreement, dated as of April 21, 2021, by and among Horizon Sponsor, LLC, Horizon Acquisition Corporation and Hoya Topco, LLC (incorporated by reference to Exhibit 10.2 to Horizon Acquisition Corporation’s Form 8-K/A, filed with the SEC on April 26, 2021).
(d)(xxxii)	Form of Subscription Agreement, by and among Horizon Acquisition Corporation, the Company and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.3 to Horizon Acquisition Corporation’s Form 8-K/A, filed with the SEC on April 26, 2021).

(d)(xxxiii)	Second Amended and Restated Limited Liability Company Agreement of Hoya Intermediate, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K, filed with the SEC on October 22, 2021).

(d)(xxxiv)	Tender and Support Agreement, dated May 26, 2022, by and between the Company and Eldridge Industries, LLC (incorporated by reference to Exhibit 10.39 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(g)	Not applicable.

(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on May 26, 2022).

(b)	Filing Fee Exhibit.

Filing Fee Table.*

Item 13. Information Required By Schedule 13E-3.

Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIVID SEATS INC.

By:	/s/ Stanley Chia
Name:	Stanley Chia
Title:	Chief Executive Officer

Dated: June 30, 2022

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